Exhibit 99.1

Weibo Reports Third Quarter 2019 Unaudited Financial Results

BEIJING, China —November 14, 2019 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

“We are pleased with the sustained momentum in our user and engagement growth,” said Gaofei Wang, CEO of Weibo. “Leveraging stronger network effect, ongoing product innovation and robust content ecosystem, Weibo continued to reinforce its leadership as a social media platform and further explore opportunities to deliver value to our community. On monetization, despite market competition and macro headwinds, we continued to tap into customers’ social ad wallet with differentiated ad products and KOL’s rising influence.”

Third Quarter 2019 Highlights

•                Net revenues increased 2% year-over-year to $467.8 million, representing an increase of 6% on a constant currency basis [1].

•                Advertising and marketing revenues increased 1% year-over-year to $412.5 million.

•                Value-added service (“VAS”) revenues increased 9% year-over-year to $55.3 million.

•                Net income attributable to Weibo was $146.2 million, compared to $165.3 for the same period last year, and diluted net income per share was $0.64, compared to $0.73 for the same period last year.

•                Non-GAAP net income attributable to Weibo was $176.1 million, compared to $171.8 for the same period last year, and non-GAAP diluted net income per share was $0.77, compared to $0.75 for the same period last year.

•                Monthly active users (“MAUs”) were 497 million in September 2019, a net addition of approximately 51 million users year-over-year. Mobile MAUs represented approximately 94% of MAUs.

•                Average daily active users (“DAUs”) were 216 million in September 2019, a net addition of approximately 21 million users year-over-year.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2019 had been the same as it was in the third quarter of 2018, or RMB 6.80=US$1.00.

Third Quarter 2019 Financial Results

For the third quarter of 2019, Weibo’s total net revenues were $467.8 million, an increase of 2% compared to $460.2 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2019 were $412.5million, an increase of 1% compared to $409.3 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $393.3 million, representing an increase of 3% compared to $380.7 million for the same period last year.

VAS revenues for the third quarter of 2019 were $55.3 million, an increase of 9% year-over-year compared to $50.9 million for the same period last year. The increase was mainly attributable to the revenues derived from the live streaming business acquired in the fourth quarter of 2018.

Costs and expenses for the third quarter of 2019 totaled $295.2 million, compared to $298.2 million for the same period last year. Non-GAAP costs and expenses were $277.5 million, compared to $272.2 million for the same period last year.

Income from operations for the third quarter of 2019 was $172.5 million, compared to $162.0 million for the same period last year. Non-GAAP income from operations was $190.2 million, compared to $188.0 million for the same period last year.

Non-operating income for the third quarter of 2019 was $5.3 million, compared to an income of $42.9 million for the same period last year. The decrease was mainly due to the recognition of a $41.9 million investment related fair value mark to market gain in the third quarter of 2018.

Income tax expenses for the third quarter were $31.4 million, compared to $37.9 million for the same period last year.

Net income attributable to Weibo for the third quarter of 2019 was $146.2 million, compared to $165.3 million for the same period last year. Diluted net income per share attributable to Weibo for the third quarter of 2019 was $0.64, compared to $0.73 for the same period last year. Non-GAAP net income attributable to Weibo for the third quarter of 2019 was $176.1 million, compared to $171.8 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the third quarter of 2019 was $0.77, compared to $0.75 for the same period last year.

As of September 30, 2019, Weibo’s cash, cash equivalents and short-term investments totaled $2.37 billion. For the third quarter of 2019, cash provided by operating activities was $164.8 million, capital expenditures totaled $4.4 million, and depreciation and amortization expenses amounted to $6.3 million.

Annual General Meeting

On November 12, 2019, the Company held its annual general meeting of shareholders, where the shareholders re-elected each of Mr. Daniel Zhang and Mr. Pehong Chen as a director of Weibo.

Business Outlook

For the fourth quarter of 2019, Weibo estimates its net revenues to increase 0% year-over-year to 3% year over year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 6AM — 7AM Eastern Time on November 14, 2019 (or 7PM — 8PM Beijing Time on November 14, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

Mainland China:  400-620-8038

International:  +65 6713-5090

Passcode for all regions: 3286074

A replay of the conference call will be available from 22:00 China Standard Time on November 14, 2019 to 20:59 China Standard Time on November 22, 2019. The dial-in number is +61 2-8199-0299. The passcode for the replay is 3286074.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2019	2018	2019	2019	2018

Net revenues:
Advertising and marketing	$412,489	$409,273	$370,660	$1,124,290	$1,082,164
Value-added service	55,264	50,898	61,176	174,476	154,479
Net revenues	467,753	460,171	431,836	1,298,766	1,236,643

Costs and expenses:
Cost of revenues (1)	73,471	70,016	81,972	238,260	194,708
Sales and marketing (1)	129,411	141,059	106,405	341,967	386,899
Product development (1)	69,036	66,222	70,368	209,257	187,358
General and administrative (1)	23,323	10,361	21,825	62,435	30,890
Goodwill and acquired intangibles impairment	—	10,554	—	—	10,554
Total costs and expenses	295,241	298,212	280,570	851,919	810,409
Income from operations	172,512	161,959	151,266	446,847	426,234

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net	644	31,683	(41,954)	(3,513)	28,649
Interest and other income , net	4,665	11,218	17,999	33,445	32,827
	5,309	42,901	(23,955)	29,932	61,476

Income before income tax expenses	177,821	204,860	127,311	476,779	487,710
Income tax expenses	(31,362)	(37,882)	(26,073)	(78,508)	(81,327)

Net income	146,459	166,978	101,238	398,271	406,383

Less: Net income (loss) attributable to non-controlling interests	290	1,661	(1,758)	(1,336)	1,067

Net income attributable to Weibo	$146,169	$165,317	$102,996	$399,607	$405,316

Basic net income per share attributable to Weibo	$0.65	$0.74	$0.46	$1.77	$1.81
Diluted net income per share attributable to Weibo	$0.64	$0.73	$0.46	$1.76	$1.79

Shares used in computing basic net income per share attributable to Weibo	225,610	224,060	225,262	225,268	223,506
Shares used in computing diluted net income per share attributable to Weibo	233,126	232,660	226,277	233,019	232,719

(1) Stock-based compensation in each category:
Cost of revenues	$1,533	$1,684	$1,118	$3,763	$4,140
Sales and marketing	2,899	3,243	2,129	7,067	8,042
Product development	7,828	7,829	6,618	20,504	18,944
General and administrative	4,637	2,598	4,269	12,592	7,490

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,	December 31,
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$1,776,634	$1,234,596
Short-term investments	593,272	591,269
Accounts receivable, net	476,484	369,093
Prepaid expenses and other current assets	314,589	168,821
Amount due from SINA(1)	350,966	105,319
Current assets subtotal	3,511,945	2,469,098

Property and equipment, net	43,135	45,623
Goodwill and intangible assets, net	46,117	50,449
Long-term investments	944,815	694,586
Other assets(2)	55,787	14,926
Total assets	$4,601,799	$3,274,682

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$131,969	$123,730
Accrued expenses and other current liabilities(2)	411,955	317,437
Deferred revenues	136,609	99,994
Income tax payable	98,139	88,683
Current liabilities subtotal	778,672	629,844

Long-term liabilities:
Convertible debt	887,230	884,123
Senior notes	793,682	—
Other long-term liabilities(2)	18,245	12,577
Total liabilities	2,477,829	1,526,544

Shareholders’ equity :
Weibo shareholders’ equity	2,124,929	1,745,459
Non-controlling interests	(959)	2,679
Total shareholders’ equity	2,123,970	1,748,138

Total liabilities and shareholders’ equity	$4,601,799	$3,274,682

(1) Included short-term loans to SINA of $228.1 million as of  September 30, 2019 and $43.6 million as of December 31, 2018.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of $10.5 million of right-of-use asset and a total of $10.8 million of leasing liability as of September 30, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	September 30, 2019						September 30, 2018						June 30, 2019
					Non-GAAP						Non-GAAP					Non-GAAP
	Actual		Adjustments		Results		Actual		Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$412,489				$412,489		$409,273				$409,273		$370,660			$370,660
Value-added service	55,264				55,264		50,898				50,898		61,176			61,176
Net revenues	$467,753				$467,753		$460,171				$460,171		$431,836			$431,836

									(15,354	)(a)
			(16,897	)(a)					(90	)(b)				(14,134	)(a)
			(825	)(b)					(10,554	)(c)				(849	)(b)
Total costs and expenses	$295,241		$(17,722)		$277,519		$298,212		$(25,998)		$272,214		$280,570	$(14,983)		$265,587

									15,354	(a)
			16,897	(a)					90	(b)				14,134	(a)
			825	(b)					10,554	(c)				849	(b)
Income from operations	$172,512		$17,722		$190,234		$161,959		$25,998		$187,957		$151,266	$14,983		$166,249

			16,897	(a)					15,354	(a)				14,134	(a)
			825	(b)					90	(b)				849	(b)
			(644	)(d)					10,554	(c)				41,954	(d)
			11,596	(e)					(31,683	)(d)				(2,820	)(e)
			(21	)(f)					1,560	(f)				(1,588	)(f)
			(122	)(g)					9,582	(g)				(127	)(g)
			1,360	(h)					1,035	(h)				1,037	(h)
Net income attributable to Weibo	$146,169		$29,891		$176,060		$165,317		$6,492		$171,809		$102,996	$53,439		$156,435

Diluted net income per share attributable to Weibo	$0.64	*			$0.77	*	$0.73	*			$0.75	*	$0.46			$0.68	*

Shares used in computing diluted net income per share attributable to Weibo	233,126				233,126		232,660				232,660		226,277	6,754	(i)	233,031

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$176,060						$171,809					$156,435
Interest income,net					(16,785)						(11,733)					(15,648)
Income tax expenses					31,484						28,300					26,200
Depreciation expenses					5,503						4,437					5,891
Adjusted EBITDA					$196,262						$192,813					$172,878

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Nine months ended
	September 30, 2019						September 30, 2018
					Non-GAAP						Non-GAAP
	Actual		Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$1,124,290				$1,124,290		$1,082,164				$1,082,164
Value-added service	174,476				174,476		154,479				154,479
Net revenues	$1,298,766				$1,298,766		$1,236,643				$1,236,643

									(38,616	)(a)
			(43,926	)(a)					(423	)(b)
			(2,534	)(b)					(10,554	)(c)
Total costs and expenses	$851,919		$(46,460)		$805,459		$810,409		$(49,593)		$760,816

									38,616	(a)
			43,926	(a)					423	(b)
			2,534	(b)					10,554	(c)
Income from operations	$446,847		$46,460		$493,307		$426,234		$49,593		$475,827

			43,926	(a)					38,616	(a)
			2,534	(b)					423	(b)
			3,513	(d)					10,554	(c)
			10,025	(e)					(28,649	)(d)
			(1,654	)(f)					1,719	(f)
			(375	)(g)					9,499	(g)
			3,432	(h)					3,105	(h)
Net income attributable to Weibo	$399,607		$61,401		$461,008		$405,316		$35,267		$440,583

Diluted net income per share attributable to Weibo	$1.76	*			$2.01	*	$1.79	*			$1.93	*

Shares used in computing diluted net income per share attributable to Weibo	233,019				233,019		232,719				232,719

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$461,008						$440,583
Interest income, net					(46,641)						(35,246)
Income tax expenses					78,883						71,828
Depreciation expenses					16,699						13,584
Adjusted EBITDA					$509,949						$490,749

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude goodwill and acquired intangibles impairment.
(d)	To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.
(e)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.
(f)	To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.
(g)	To exclude the provision for income tax related to item (b) and (d). Other non-GAAP to GAAP reconciling items have no income tax effect.
The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.
For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.
(h)	To exclude the amortization of convertible debt and senior notes issuance cost.
(i)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2019	2018	2019	2019	2018

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$393,331	$380,745	$346,541	$1,064,378	$996,020
Alibaba	19,158	28,528	24,119	59,912	86,144
Subtotal	412,489	409,273	370,660	1,124,290	1,082,164

Value-added service	55,264	50,898	61,176	174,476	154,479
	$467,753	$460,171	$431,836	$1,298,766	$1,236,643